Exhibit 99.1

NEWS RELEASE

1 (844) 331 3343

info@scullyroyalty.com

SCULLY ROYALTY LTD.

SCULLY ROYALTY LTD. BOARD OF DIRECTORS ADOPTS ADVANCE

NOTICE POLICY FOR DIRECTOR NOMINATIONS

Policy Establishes Transparent Process and Disclosure Requirements for Shareholder Director Nominations

New York (August 10, 2026): Scully Royalty Ltd. (NYSE: SRL) (the “Company”) today announced that its Board of Directors (the “Board”) has adopted a supplemental Advance Notice Policy (the “Policy”), effective immediately. The Policy has been adopted in furtherance of, and pursuant to the authority granted under, the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles”).

The Policy establishes a transparent, orderly and structured process for shareholder nominations of directors, consistent with the Articles and applicable law. The Policy is intended to ensure that the Company and its shareholders receive timely, complete and accurate information regarding any person proposed for election to the Board and the shareholder or shareholders proposing such nominee. Among other things, the Policy requires nominating shareholders and proposed nominees to provide information necessary for the Company to assess compliance with the Company’s governing documents and applicable law, the eligibility and qualifications of proposed nominees, and matters that may be material to shareholders’ understanding of a nominee’s experience, independence or suitability to serve as a director.

The full text of the Policy will be made available on the Company’s website and filed with the Company’s public disclosure documents. The Policy may be amended, modified or repealed by the Board at any time, subject to the Articles and applicable law. The Board may waive any requirement of the Policy only to the extent permitted by the Articles and applicable law.

About Scully Royalty Ltd.

Scully Royalty Ltd. (NYSE: SRL) holds a net revenues royalty interest on the Scully Iron Ore Mine located in Newfoundland and Labrador, Canada. It also holds various merchant banking and industrial interests globally. For more information, visit www.scullyroyalty.com.

Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Policy and its provisions. Forward-looking statements are based on the Company's current expectations and assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied, including, among others, important factors set forth in the "Risk Factors" section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2025 and the Company’s other reports filed with the SEC. These forward-looking statements reflect the Company’s current views and are based on certain assumptions and speak only as of the date hereof. The Company undertakes no obligation to update any forward-looking statement except as required by law.

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